File No. 001-33459

June 10, 2011

Via EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW, Mail Stop 3720
Washington, DC 20549

Re:    Skilled Healthcare Group, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed February 14, 2011
File No. 001-33459

Dear Mr. Spirgel:

This letter is provided by Skilled Healthcare Group, Inc. (“Skilled Healthcare Group” or the “Company”) in response to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff's letter dated April 28, 2011 (the “Comment Letter”), regarding the Company's above-referenced Annual Report on Form 10-K (the “Form 10-K”). This letter supplements the letter, dated May 17, 2011, that the Company submitted on that date via EDGAR in response to the Comment Letter, and discusses why we believe the regional components within our long-term care (LTC) group are not themselves operating segments, but rather that the LTC group itself is an operating segment.

As discussed on our call with the Staff on June 1, 2011, we continue to assert that our long-term care business is a single “operating segment” as defined under the criteria in ASC 280-10-50-1. Our chief executive officer, who qualifies as our CODM, evaluates the LTC segment on an aggregate basis and not on a regional basis. The mix of information he needs to make decisions relative to the LTC business is only provided at the aggregate LTC business level, which is consistent with our past discussions and disclosures. The regional information provided in the package is not sufficient for him to evaluate the LTC segment's performance or allocate resources on a regional basis.

Our CODM uses several key measurements to make decisions about resources to be allocated and to evaluate the performance of our operating segments. These key measurements, which are not provided on a regional basis, include earnings before interest, tax, depreciation and amortization (EBITDA), Adjusted

EBITDA, earnings before interest, tax, depreciation, amortization and rent (EBITDAR) and Adjusted EBITDAR. The margin percentages for these metrics are also significant inputs in the resource allocation and evaluation of our operating segments. None of these measurements are provided on a regional basis.

Another key measurement to the LTC operating segment is skilled mix. Skilled mix is a measure that is directly correlative to operating margins of the LTC business.  Skilled mix represents the number of Medicare and non-Medicaid managed care patient days at our skilled nursing facilities divided by the total number of patient days at our skilled nursing facilities for any given period. Skilled mix is measured against historical trends, expectations and against our competitors. Skilled mix is an essential performance measure because a higher ratio indicates a higher per patient day revenue amount and greater margins. (As discussed, our LTC segment relies extensively on Medicare for reimbursement. In the first quarter of 2011, while only 16.4% of our skilled nursing patient days were comprised of Medicare patients, Medicare patient days contributed 40.6% of skilled nursing revenue. Since Medicare is a federal program, annual rate changes are comparable nationwide on a percentage basis and changes to Medicare rates impact all facilities similarly.) As the skilled mix measurement is provided to the CODM only for LTC as a whole, he is unable to assess the performance at any level below the LTC level. Segment management in turn reviews skilled mix at a facility and regional level to assess the performance of individual facilities and regions.

On our June 1, 2011 call, the Staff indicated that it believed that additional regional information other than the CODM package is likely being provided to our CODM by our Executive Vice President (EVP) of Inpatient Operations. However, our organization chart, which was provided to the Staff with our May 17, 2011 response letter, clearly indicates that our EVP of Inpatient Operations reports directly to the Chief Operating Officer and not to the CODM. Our regions were created solely for organizational expediencies and efficiencies. Facility administrators report to mid-level operations management personnel who in turn report to more senior level operations management personnel who in turn report to the EVP of Inpatient Operations.

Since the key measurements discussed above are only provided to the CODM at the LTC segment level, and not on a regional basis, the CODM can only evaluate operations and allocate resources at the LTC segment level. As such, that is the level of the operating segment. Segment management is responsible for making decisions within the segment.

*****

In connection with the Company's responses to the Staff's comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Devasis Ghose

Devasis Ghose
Chief Financial Officer

cc (via email):    Roland Rapp, Esq., General Counsel
R. Scott Shean, Esq., Latham & Watkins
Christopher N. Felfe, Chief Accounting Officer
Thomas J. Roach, Ernst & Young